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INVEST IN **FIREPOINT ENERGY INC**

Firepoint Energy develops sites containing rare earth elements while converting waste into energy

firepoint.energy Punxsutawney, PA

Highlights

1. We have located and tested numerous waste coal piles loaded with rare earth minerals
2. We have engineered and developed a portable plasma gasifier to convert waste streams into syngas
3. Our team has raised millions of dollars and executed public offerings for several companies
4. The team has founded and developed companies with million-dollar and billion-dollar valuations
5. The team has leased property with 4 million tons of waste coal that contains rare earth elements
6. Identified the technologies to extract rare earth elements and critical minerals
7. Spent decades vetting technologies that produce clean fuels while releasing valuable minerals.
8. We care about the world we live and we strive to help keep it that way

Featured Investors



Emanuel Echevarria
Syndicate Lead

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Invested $50,000 ⓘ

I am an entrepreneur, husband and father of three beautiful souls.

“Have you ever wanted to be part of something meaningful and potentially big during its early stages? I believe most would answer with a resounding yes! Well, I whole heartily believe if you are reading this you've found it. The concept that Bill Smith brings to us with Firepoint Energy by way of extracting Rare Earth Elements (REE) out of coal mine waste is mind blowing. Smith has found an abundance of REE's literally just lying on the ground from all the waste of past coal mine operations. In other words, the hard and costly work of mining the resources has already been done. Also at some sites he can even produce clean Hydrogen from the acid mine drainage (AMD) to power the plant operations by using GE turbines, this in return makes the process extremely cost effective. It doesn't end there; he can also produce millions of gallons of Sustainable Aviation Fuel (SAF) at each site, which he plans to sell to airline companies as another stream of revenue for the company. This technology which Smith has guarded since 2017 is about to be seen by the entire world! With Bill Smith's 20+ yrs. of experience and the support of those who believe in this project we can make a difference. I am grateful and honored to be here, together, lets help Bill bring this project to fruition. Let us spread words of hope that there is a way to produce clean energy while removing waste out of the environment. We can be pioneers alongside Bill Smith and his breakthrough technology.”

Other investors include B&H Family Office LLC

Our Team



Billy R Smith CEO / Chairman

- Successfully designed a portable plasma gasifier - Founded several companies - Took two companies public through reverse IPOs - Developed and managed multiple corporate offices in Asia



Shelly Befumo President/COO

- Two decades of experience with capital finance transactions, restructuring, and IPO preparation - Orchestrated several public and private funding rounds - Spearheaded numerous successful crowdfunding campaigns - MBA, William & Mary



Ian Douglass CCO / Sr. VP

- Served on the leadership team of the Michigan House of Representatives - Award-winning multimedia journalist and contributor to NBC News, Spotify, Hearst Media, and several other news entities - BA, Michigan; MS, Northwestern; MBA, Quantic



Dale Rasmussen Board Member

- Three decades of experience in clean tech, alternative energy, and banking - Chairman of the Board of Fisker Automotive - Co-founded three companies that reached $500 million market capitalization



Bob Beatty Jr Board Member

- Two decades in natural gas industry - Occupies leadership position with Pittsburgh Region Clean Cities - Board Member for the Pennsylvania Independent Oil and Gas Association

Firepoint Energy converting waste into minerals and elements vital to national security.

Firepoint Energy

Empowering the Future Through Clean Technology

Our Mission

Firepoint Energy aims to solve energy and environmental challenges by converting waste coal and wastewater into valuable resources like synthetic fuels, rare earth minerals, and clean energy.

The Problem

Problem 1
The developed world has a perilous shortage of mineral resources, including minerals like lithium that are essential for the batteries of electric vehicles and smartphones, and also Rare Earth Elements that have been declared critical for national defense.

Problem 2
At the same time, attempts by major airlines to transition to renewable fuel sources has been hindered by shortages of those fuels, and a lack of consistency and reliability in their production.

The Solution

Firepoint Energy Inc brings a twofold solution to the table that simultaneously solves both problems.

By capitalizing on modern technologies like plasma gasification and gas-to-liquids processes, we can isolate and extract the valuable mineral resources already present in waste coal, while capturing any of the waste coal's remaining fuel content in a synthetic gas form and then converting it into sustainable aviation fuel (SAF).

In short, we eliminate unsightly waste coal while providing a consistent source of sustainable fuel for the airlines to use, all while saving essential minerals for future use.

Total Addressable Market
Lithium

- **Global Lithium Reserves**
  - 88M tons detected; only 22M tons are viable to mine (Source: The U.S. Geological Survey)
- **Production vs. Demand**
  - 2022: 113,000 tons of viable lithium produced (Source: International Energy Agency)
  - 2030: Global demand expected to reach 250K-450K tons annually
- **Market Growth**
  - 2024: $26.88B
  - 2032: $134.02B (Source: Fortune Business Insights)
- **U.S. Potential**
  - Pennsylvania wastewater could supply **up to 40%** of U.S. lithium demand (Source: Innovation News Network)
- **Our Solution**
  - Recovering lithium from natural gas brine wastewater



Total Addressable Market
Sustainable Aviation Fuel (SAF)

- **Current Consumption**
  - U.S. aviation burns 69M gallons daily. In 2024, only 52M gallons of SAF were produced and imported for the entire year (Source: U.S. Department of Energy)
- **2030 Target**
  - Annual U.S. SAF production must increase 60x to meet federal goals (Source: U.S. Department of Energy)
- **2050 Goal**
  - Achieve 100% of jet fuel demand (25B gallons annually) through SAF
- **Our Solution**
  - Plasma gasification converts waste coal into synthetic gas, producing SAF via gas-to-liquids technology – supporting aviation's decarbonization targets.



Total Addressable Market
Rare Earth Elements


Pr
Sm
Nd

- **Market Growth**
  - Global REE market to exceed $8.14B by 2032
  - U.S. share projected at only $394M (<5%) (Source: Fortune Business Insights)
- **Production Challenges**
  - Asia-Pacific dominates with 86% of global production in 2023
  - China leads REE production, critical for U.S. national security and modern technologies
- **REE Applications**
  - Essential for jets, electronics, EVs, and defense-critical devices
- **Environmental Impact**
  - Traditional mining uses open-pit mines > 1,000 feet deep
  - Waste Coal Advantage: REEs already lie on the surface and can be extracted sustainably
- **Our Solution**
  - Extraction technology recovers REEs with minimal environmental impact, supporting domestic supply and U.S. priorities

The Processes

PROCESSING OF NATURAL GAS BRINE WATER FOR THE EXTRACTION OF LITHIUM AND SALT

PLASMA GASIFICATION OF WASTE COAL INTO SYNGAS FOR JET FUEL AND POWER PRODUCTION

EXTRACTION OF RARE EARTH ELEMENTS AND CRITICAL MINERALS FROM THE WASTE COAL AND ORES THAT ARE BOUND IN THE COAL REFUSE




Lithium in the Marcellus Shale
Produced water, a toxic byproduct of fracking, has long posed problems for regulators. A new study estimates there is enough lithium in Pennsylvania's produced water to meet up to 40% of U.S. domestic consumption. This map shows the locations of wells and water samples used in the study and the concentrations of lithium in the water, with higher concentrations found in Northeastern and North Central Pennsylvania.
Detail area
Marcellus Shale
NEW YORK
Marcellus boundary
Lake Erie
OHIO
Pittsburgh
PENNSYLVANIA
40 miles
MARYLAND
Washington, D.C.
Future Process sites
Initial Process area for Tunnelton site
USGS produced water sample locations
DCA locations
26R sample locations
LITHIUM CONCENTRATION
milligrams per liter
72-108
109-129
130-141
142-162
163-199
200-265
266-382
SOURCES: data.pa.gov and ESRI via Nature
Inside Climate News

Brine Wastewater Processing

- **Wastewater Disposal**
  - Well owners pay $4.20 per barrel in tipping fees
- **Production Potential**
  - Processing 9M gallons of wastewater from 7 PA counties can yield 5 tons of lithium annually
- **Future Plans**
  - Develop additional sites with higher lithium and mineral concentrations

Waste Coal Processing

- **Pennsylvania Opportunity**
  - 11,000 abandoned coal mines exist, with 88% producing acid mine drainage (AMD) that contaminates rovers, steams, and drinking water (Source: Pennsylvania DEP)
- **Our Solution**
  - Plasma Gasification converts waste coal into synthetic jet fuel, diesel fuel, and electricity
- **Production Potential**
  - Gas-to-Liquids (GTL) technology can produce 2B+ gallons of jet fuel annually from a few large waste coal piles
- **Current Projects**
  - A 50-ton-per-day plasma gasifier (upgraded from 25 TPD) is under construction in Freeport, TX for deployment in Virginia, funded by Riot Blockchain ($4.5M in 2023)
- **Future Plans**
  - Deploy 8 gasifiers to process waste coal into syngas and extract 98-100% rare earths and critical minerals
  - Build GTL plants across Pennsylvania to produce fuels, power, and recover critical minerals, funded though capital raises and potentially DOE loans




THE 100-ACRE PILOT SITE ON THE CONEMAUGH RIVER
4 million tons of waste coal
3,000-12,000 BTU
Formerly Tunnelton Liquids Company until 2012
250 acres total
Water Treatment Plant location
Coal Processing site
Conemaugh River
Conemaugh River


Waste Coal Pile
4 Million tons,
3,000-12,000 BTU
INITIAL DUMPING POND
Has been filled in; needs to be re-dug
MAIN SETTLING POND
Needs to be cleaned out
CLARIFIER
Needs to be cleaned out and brought back to operational status
POLISHING POND
Needs to be cleaned out
11. 1. 2001

Revenue Projections *(Tipping fees)*

Lithium Extraction Plant will have two sources of revenue: Tipping Fees and Minerals

Tipping Fees - Revenue Projections					
Timeline	# of trucks per day	Projected # of gallons per day	# of barrels per day (gal/42)	Projected Revenue per day	Projected Revenue per month
July - September 2025	25	125,000	2,976	$ 11,905	$ 250,000
October - December 2025	30	150,000	3,571	$ 14,286	$ 300,000
January - March 2026	35	175,000	4,167	$ 16,667	$ 350,000
April - June 2026	40	200,000	4,762	$ 19,048	$ 400,000
July - September 2026	45	225,000	5,357	$ 21,429	$ 450,000
October - December 2026	50	250,000	5,952	$ 23,810	$ 500,000

Assumptions:
5,000 gallons per truck
$4.00 per gallon tipping fee

Future projections are not guaranteed.

Revenue Projections *(Lithium & Salt)*

Lithium Extraction Plant will have two sources of revenue: Tipping Fees and Minerals

Minerals - Revenue Projections

Projections below are for 25 trucks/day: 125k gals brine water

Mineral	Concentration	Extraction per Day (kg)	Low Price per kg	High Price per kg	Projected Monthly Revenue
Lithium	50 mg/L	23.7 kg/day	$10.50	$72.00	$5,225 - $35,835
Salt	10,000 mg/L	4,731.8 kg/day	$0.05	$0.22	$4,970 - $21,860

Projections below are for 50 trucks/day: 250k gals brine water

Mineral	Concentration	Extraction per Day (kg)	Low Price per kg	High Price per kg	Projected Monthly Revenue
Lithium	50 mg/L	47.3 kg/day	$10.50	$72.00	$10,430 - $71,515
Salt	10,000 mg/L	9,463.5 kg/day	$0.05	$0.22	$9,935 - $43,720

CONVERSION FACTS	
Liters > Milligrams	mg/L x Liters/day
Milligrams > Grams	Milligrams / 1,000
Grams > Kilograms	Grams / 1,000

Future projections are not guaranteed.

Revenue Projections (*Sustainable Aviation Fuel - SAF)*

Gas-to-Liquids Plant will have two sources of revenue: SAF and REEs

Sustainable Aviation Fuel (SAF) - Revenue Projections									
# of tons of waste coal	# of barrels	# of gallons	# of days to eliminate with one 50-ton-per-day Gasifier	# of years to eliminate	# of Gasifiers needed to eliminate 4M ton pile in 30 years	Projected Low Value per gallon	Projected High Value per gallon	Potential SAF Revenue from 4M ton pile (low)	Potential SAF Revenue from 4M ton pile (high)
4,000,000	10,000,000	420,000,000	80,000	219	8	$ 4.00	$ 8.98	$ 1,680,000,000	$ 3,771,600,000

CONVERSION FACTS	
1 ton of coal =	2.5 barrels
4 million tons of coal =	10 million barrels
Barrels > Gallons	# of Barrels x 42

Potential Annual SAF Revenue

Low	High
$56 million	$125 million

Future projections are not guaranteed.

Water Treatment Process & Equipment Needs

Equipment Installation

- Reactivate the clarifier and clean settling ponds to meet DEP and EPA standards
- Implement electro-flocculation to separate suspended minerals from wastewater

Process Overview

- Wastewater Treatment: Minerals are separated through electro-flocculation
- Settling Ponds: Sludge accumulates and settles for further processing
- Reverse Osmosis: Extracts remaining salts and minerals to produce clean effluent

Environmental Impact

- Since 2012, raw Acid Mine Drainage (AMD) has polluted the Conemaugh River
- Our process will ensure clean water discharge, helping restore and maintain river health for the foreseeable future

Use of Funds

We have already been actively investing our resources in this project. The chart shown here identifies how the company intends to deploy the requested $5M to bring the pilot site to profitability.



Purpose		Estimated Cost
Equipment	$	633,000
Operating Overhead	$	375,000
Permitting and Compliance	$	230,000
Power and Utilities	$	50,000
Salaries and Engineering	$	505,000
Site Preparation and Cleanup	$	935,000
Technology and Facilities	$	695,000
Vehicles and Transportation	$	90,000
Wastewater Infrastructure	$	1,112,000
WeFunder Fees	$	375,000
	$	**5,000,000**

Currently, Firepoint is raising $1,235,000 through Wefunder.

Your Role in the Vision



- **Purpose**
  - Revamp the existing wastewater treatment plant to secure permits for brine wastewater processing within a 60-mile radius
- **Key Actions**
  - Clean clarifier and settling ponds
  - Excavate a filled pond
  - Acquire reverse osmosis and electro-flocculation systems
  - Prepare the property to receive wastewater
- **Outcome**
  - Enable revenue generation through brine wastewater operations

Steps for Growth



Step 1: Pilot Site Profitability

- Utilize $5M seed funding to bring the Tunnelton site to profitability
- Revenue generation expected 6-8 months after funding completion

Step 2: On-Site Power Generation

- Tap into on-site natural gas to generate power for operational needs

Step 3: Waste Coal Processing

- Develop waste coal processing on-site with an estimated cost of $75M
- Deploy multiple plasma gasifiers for synthetic fuel and energy production, eliminating the waste coal pile

Step 4: Commercial Scale Expansion

- Launch large-scale projects to process up to 250M tons of waste coal across Pennsylvania

End Goal

- Eliminate acid mine drainage (AMD)-producing waste coal piles nationwide
- Extract rare earth and critical minerals vital for U.S. national security

Future projections are not guaranteed.

Management Team



Bill Smith
CEO, Chairman

Bill Smith brings decades of business leadership experience, including taking multiple companies public. With over 20 years in the alternative energy sector, Bill has deep knowledge of technologies such as hydrogen, gas-to-liquids, and ethanol. His background includes frequent interactions with government agencies at the state and federal levels, including the Environmental Protection Agency.



Shelly Befumo
President/COO

Shelly Befumo is a corporate finance executive with over 20 years of experience leading organizations through capital finance transactions, complex restructurings, and IPO readiness. Shelly has driven successful public and private funding rounds, specializing in regulatory compliance, investor relations, financial planning, and SEC reporting. She holds a Bachelor's degree in Accounting and an MBA from William & Mary.



Ian Douglass
Senior VP/CCO

Ian Douglass has extensive expertise in communications and marketing, spanning public and private sectors. His career includes roles as an NBC News reporter, leadership in the Michigan House of Representatives, and over a decade as a business communications consultant, including for waste-to-energy ventures. Ian holds degrees from the University of Michigan, Northwestern University, and the Quantic School of Business & Technology.

Board of Directors



Bill Smith
CEO, Chairman

Bill Smith brings decades of business leadership experience, including taking multiple companies public. With over 20 years in the alternative energy sector, Bill has deep knowledge of technologies such as hydrogen, gas-to-liquids, and ethanol. His background includes frequent interactions with government agencies at the state and federal levels, including the Environmental Protection Agency.



Robert (Bob) Beatty, Jr.
Board of Directors

Robert (Bob) Beatty has spent more than two decades in the natural gas business. Over the course of his career, Robert has been acquiring and folding smaller natural gas companies into his portfolio. He serves in a leadership position with the Pittsburgh Region Clean Cities and is also a board member for the Pennsylvania Independent Oil and Gas Association (PIOGA). Robert strives to develop technologies that will advance the use for natural gas on several fronts.



Dale Rasmussen
Board of Directors

Dale Rasmussen has 30 years of experience in clean tech, alternative energy, and banking. He was a founding member of the Board of Directors of Fisker Automotive and served as the Chairman of the Board since its formation. Mr. Rasmussen has served as a member of the Board of Directors for more than a dozen private and public companies, raising more than $1 billion in his tenure. Three of the companies he co-founded reached market capitalizations of over half a billion dollars.

Downloads

logo Center.png

Assumptions for Rare Earths Tunnelton 4M ton pile.pdf

FPE-sites in PA 112024.pdf

05-23-2024 Report Dora-1 Waste coal 5-20-24 1445 330670 16 REEs Al Li Mo Co Au Ni Mg Ag Redacted.jpg